UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

Alliance Data Systems Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value

(Title of Class of Securities)

018581108

(CUSIP Number of Class of Securities)

Joseph L. Motes III

EVP, Chief Administrative Officer, General Counsel & Secretary

Alliance Data Systems Corporation

7500 Dallas Parkway, Suite 700

Plano, Texas 75024

(214) 494-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Senet S. Bischoff

Luke J. Bergstrom

Chad G. Rolston

Latham & Watkins LLP

885 Third Avenue

New York, New York 10022

(212) 906-1200

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$750,000,000	$90,900.00

(1)

The transaction valuation is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $750,000,000 in aggregate of up to 5,208,333 shares of common stock, par value $0.01 per share, at the minimum tender offer price of $144.00 per share.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $121.20 per $1,000,000 of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to the offer by Alliance Data Systems Corporation, a Delaware corporation (“Alliance Data” or the “Company”), to purchase up to $750 million in value of shares of its common stock, par value $0.01 per share (the “Shares”), at a price not greater than $162.00 nor less than $144.00 per Share, as defined in the Offer to Purchase (defined below), to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 19, 2019 (together with any amendments or supplements thereto, the “Offer to Purchase”), the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”) and other related materials as may be amended or supplemented from time to time (collectively, with the Offer to Purchase and the Letter of Transmittal, the “Tender Offer”). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, are incorporated by reference in answer to Items 1 through 11 in this Tender Offer Statement on Schedule TO.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the section captioned “Summary Term Sheet” of the Offer to Purchase, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) Name and Address: The name of the subject company is Alliance Data Systems Corporation, a Delaware corporation. The address and telephone number of its principal executive offices are: 3075 Loyalty Circle, Columbus, Ohio 43219 (614-729-4000). The information set forth in Section 10 (“Certain Information Concerning Us”) of the Offer to Purchase is incorporated herein by reference.

(b) Securities: The information set forth in the section of the Offer to Purchase captioned “Introduction” and in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

(c) Trading Market and Price: The information set forth in the section of the Offer to Purchase captioned “Introduction” and Section 8 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address: The name of the filing person is Alliance Data Systems Corporation, a Delaware corporation. The address and telephone number of its principal executive offices are: 3075 Loyalty Circle, Columbus, Ohio 43219 (614-729-4000). The information set forth in Section 10 (“Certain Information Concerning Us”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase and in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) Material Terms: The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet,” and in Section 1 (“Number of Shares; Price; Proration”), Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals”), Section 3 (“Procedures for Tendering

Shares”), Section 4 (“Withdrawal Rights”), Section 5 (“Purchase of Shares and Payment of Purchase Price”), Section 6 (“Conditional Tender of Shares”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Funds”), Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 13 (“Certain U.S. Federal Income Tax Considerations”), Section 14 (“Extension of the Offer; Termination; Amendment”) and Section 16 (“Miscellaneous”) of the Offer to Purchase is incorporated herein by reference.

(b) Purchases: The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) Agreements Involving the Subject Company’s Securities: The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals”) of the Offer to Purchase is incorporated herein by reference.

(b) Use of the Securities Acquired: The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals”) of the Offer to Purchase is incorporated herein by reference.

(c) Plans: The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals”) of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” and in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b) Conditions: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” and in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(c) Borrowed Funds: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” and in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership: The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

(b) Securities Transactions: The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations: The information set forth in Section 15 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

(a) and (b) Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings: The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals”), Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) and Section 12 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(b) Other Material Information: The information in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference.

ITEM 12.	EXHIBITS.

EXHIBIT NUMBER	DESCRIPTION

(a)(1)(A)	Offer to Purchase, dated July 19, 2019.

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated July 19, 2019.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated July 19, 2019.

(a)(1)(F)	Summary Advertisement, dated July 19, 2019.

(a)(1)(G)	Form of Notice of Withdrawal.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Press Release, dated July 19, 2019.

(b)	None.

(d)(1)	Alliance Data Systems Corporation Executive Deferred Compensation Plan, amended and restated effective January 1, 2018 (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on November 24, 2017).

(d)(2)	Alliance Data Systems Corporation 2005 Long-Term Incentive Plan (incorporated by reference to Exhibit A to the Company’s proxy statement on Schedule 14A filed on April 29, 2005).

(d)(3)	Amendment Number One to the Alliance Data Systems Corporation 2005 Long Term Incentive Plan, dated as of September 24, 2009 (incorporated by reference to Exhibit 10.8 to the Company’s Form 10-Q for the quarterly period ended September 30, 2009 filed on November 9, 2009).

(d)(4)	Alliance Data Systems Corporation 2010 Omnibus Incentive Plan (incorporated by reference to Exhibit A to the Company’s proxy statement on Schedule 14A filed on April 20, 2010).

(d)(5)	Alliance Data Systems Corporation 2015 Omnibus Incentive Plan (incorporated by reference to Appendix B to the Company’s proxy statement on Schedule 14A filed on April 20, 2015).

(d)(6)	Form of Time-Based Restricted Stock Unit Award Agreement under the Alliance Data Systems Corporation 2015 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on February 20, 2018).

(d)(7)	Form of Performance-Based Restricted Stock Unit Award Agreement under the Alliance Data Systems Corporation 2015 Omnibus Incentive Plan (2017 grant EBT) (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed on February 17, 2017).

(d)(8)	Form of Performance-Based Restricted Stock Unit Award Agreement under the Alliance Data Systems Corporation 2015 Omnibus Incentive Plan (2017 grant EPS) (incorporated by reference to Exhibit 10.4 to the Company’s Form 8-K filed on February 17, 2017).

(d)(9)	Form of Performance-Based Restricted Stock Unit Award Agreement under the Alliance Data Systems Corporation 2015 Omnibus Incentive Plan (2018 grant EBT) (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed on February 20, 2018).

(d)(10)	Form of Performance-Based Restricted Stock Unit Award Agreement under the Alliance Data Systems Corporation 2015 Omnibus Incentive Plan (2018 grant rTSR) (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K filed on February 20, 2018).

(d)(11)	Form of Performance-Based Restricted Stock Unit Award Agreement under the Alliance Data Systems Corporation 2015 Omnibus Incentive Plan (2019 grant EBT) (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on February 20, 2019).

(d)(12)	Form of Performance-Based Restricted Stock Unit Award Agreement under the Alliance Data Systems Corporation 2015 Omnibus Incentive Plan (2019 grant rTSR) (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed on February 20, 2019).

(d)(13)	Form of Non-Employee Director Restricted Stock Unit Award Agreement under the Alliance Data Systems Corporation 2005 Long Term Incentive Plan (incorporated by reference to Exhibit 10.10 to the Company’s Form 10-Q for the quarterly period ended June 30, 2008 filed on August 8, 2008).

(d)(14)	Form of Non-employee Director Restricted Stock Unit Award Agreement under the Alliance Data Systems Corporation 2010 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.52 to the Company’s Form 10-K for the year ended December 31, 2012 filed on February 28, 2013).

(d)(15)	Form of Non-employee Director Restricted Stock Unit Award Agreement under the Alliance Data Systems Corporation 2015 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.6 to the Company’s Form 10-Q for the quarterly period ended June 30, 2017 filed on August 7, 2017).

(d)(16)	Alliance Data Systems Corporation Non-Employee Director Deferred Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on June 9, 2006).

(d)(17)	Form of Alliance Data Systems Corporation Indemnification Agreement for Officers and Directors (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on June 5, 2015).

(d)(18)	Alliance Data Systems Corporation 2015 Employee Stock Purchase Plan, effective July 1, 2015 (incorporated by reference to Appendix C to the Company’s proxy statement on Schedule 14A filed on April 20, 2015).

(g)	None.

(h)	None.

ITEM	13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Alliance Data Systems Corporation

Date: July 19, 2019	By:	/s/ Joseph L. Motes III
Joseph L. Motes III
Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION

(a)(1)(A)	Offer to Purchase, dated July 19, 2019.

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated July 19, 2019.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated July 19, 2019.

(a)(1)(F)	Summary Advertisement, dated July 19, 2019.

(a)(1)(G)	Form of Notice of Withdrawal.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Press Release, dated July 19, 2019.

(b)	None.

(d)(1)	Alliance Data Systems Corporation Executive Deferred Compensation Plan, amended and restated effective January 1, 2018 (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on November 24, 2017).

(d)(2)	Alliance Data Systems Corporation 2005 Long-Term Incentive Plan (incorporated by reference to Exhibit A to the Company’s proxy statement on Schedule 14A filed on April 29, 2005).

(d)(3)	Amendment Number One to the Alliance Data Systems Corporation 2005 Long Term Incentive Plan, dated as of September 24, 2009 (incorporated by reference to Exhibit 10.8 to the Company’s Form 10-Q for the quarterly period ended September 30, 2009 filed on November 9, 2009).

(d)(4)	Alliance Data Systems Corporation 2010 Omnibus Incentive Plan (incorporated by reference to Exhibit A to the Company’s proxy statement on Schedule 14A filed on April 20, 2010).

(d)(5)	Alliance Data Systems Corporation 2015 Omnibus Incentive Plan (incorporated by reference to Appendix B to the Company’s proxy statement on Schedule 14A filed on April 20, 2015).

(d)(6)	Form of Time-Based Restricted Stock Unit Award Agreement under the Alliance Data Systems Corporation 2015 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on February 20, 2018).

(d)(7)	Form of Performance-Based Restricted Stock Unit Award Agreement under the Alliance Data Systems Corporation 2015 Omnibus Incentive Plan (2017 grant EBT) (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed on February 17, 2017).

(d)(8)	Form of Performance-Based Restricted Stock Unit Award Agreement under the Alliance Data Systems Corporation 2015 Omnibus Incentive Plan (2017 grant EPS) (incorporated by reference to Exhibit 10.4 to the Company’s Form 8-K filed on February 17, 2017).

(d)(9)	Form of Performance-Based Restricted Stock Unit Award Agreement under the Alliance Data Systems Corporation 2015 Omnibus Incentive Plan (2018 grant EBT) (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed on February 20, 2018).

(d)(10)	Form of Performance-Based Restricted Stock Unit Award Agreement under the Alliance Data Systems Corporation 2015 Omnibus Incentive Plan (2018 grant rTSR) (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K filed on February 20, 2018).

(d)(11)	Form of Performance-Based Restricted Stock Unit Award Agreement under the Alliance Data Systems Corporation 2015 Omnibus Incentive Plan (2019 grant EBT) (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on February 20, 2019).

(d)(12)	Form of Performance-Based Restricted Stock Unit Award Agreement under the Alliance Data Systems Corporation 2015 Omnibus Incentive Plan (2019 grant rTSR) (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed on February 20, 2019).

(d)(13)	Form of Non-Employee Director Restricted Stock Unit Award Agreement under the Alliance Data Systems Corporation 2005 Long Term Incentive Plan (incorporated by reference to Exhibit 10.10 to the Company’s Form 10-Q for the quarterly period ended June 30, 2008 filed on August 8, 2008).

(d)(14)	Form of Non-employee Director Restricted Stock Unit Award Agreement under the Alliance Data Systems Corporation 2010 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.52 to the Company’s Form 10-K for the year ended December 31, 2012 filed on February 28, 2013).

(d)(15)	Form of Non-employee Director Restricted Stock Unit Award Agreement under the Alliance Data Systems Corporation 2015 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.6 to the Company’s Form 10-Q for the quarterly period ended June 30, 2017 filed on August 7, 2017).

(d)(16)	Alliance Data Systems Corporation Non-Employee Director Deferred Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on June 9, 2006).

(d)(17)	Form of Alliance Data Systems Corporation Indemnification Agreement for Officers and Directors (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on June 5, 2015).

(d)(18)	Alliance Data Systems Corporation 2015 Employee Stock Purchase Plan, effective July 1, 2015 (incorporated by reference to Appendix C to the Company’s proxy statement on Schedule 14A filed on April 20, 2015).

(g)	None.

(h)	None.